UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REQUIRED INFORMATION

The Regal Beloit Corporation Retirement Savings Plan (“Plan) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2008 and 2007,
Supplemental Schedules as of and for the year ended December 31, 2008 and Report of Independent Registered Public Accounting Firm

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	10

Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions For the Year Ended December 31, 2008	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Regal Beloit Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Regal Beloit Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 19, 2009

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Cash and cash equivalents	$565,290	$867
Investments, at fair value:
Mutual Funds	70,742,983	102,483,954
Common Collective Trust Funds	42,460,496	35,176,804
Investment in Regal Beloit Corporation Stock	17,041,624	19,938,042
Participant Loans	3,663,302	3,307,429

Total investments	133,908,405	160,906,229

Receivables:
Employer contributions	752,556	786,462
Participant contributions	176,800	174,108
Accrued interest and dividends	219,946	150,509
Due from other Plans	2,520,864	-
Due from party-in-interest	-	239,783
Due from brokers	351,166	255,190

Total receivables	4,021,332	1,606,052

Total assets	138,495,027	162,513,148

LIABILITIES:
Due to brokers	536,856	390,578
Due to party-in-interest	-	239,783
Accrued administrative fees	3,100	3,100

Total liabilities	539,956	633,461

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	137,955,071	161,879,687

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	2,234,763	1,087,942

NET ASSETS AVAILABLE FOR BENEFITS	$140,189,834	$162,967,629

See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CONTRIBUTIONS:
Employer contributions	$3,925,726	$3,196,543
Participant contributions	9,856,228	8,556,094
Participant rollovers	487,173	4,924,134

Total contributions	14,269,127	16,676,771

INVESTMENT (LOSS)/INCOME:
Net (depreciation)/appreciation in fair value of investments	(41,163,202)	1,110,931
Interest and dividends	3,937,009	3,637,338

Total investment (loss)/income	(37,226,193)	4,748,269

DEDUCTIONS:
Benefits paid to participants	11,442,537	14,357,292
Administrative fees	69,240	84,592

Total deductions	11,511,777	14,441,884

NET (DECREASE)/INCREASE	(34,468,843)	6,983,156

Transfers in from other Plans	11,691,048	-

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	162,967,629	155,984,473

End of year	$140,189,834	$162,967,629

See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General – The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all employees of Regal Beloit Corporation (the “Company”).

Effective January 1, 2008 the Jakel, Inc. 401(k) Retirement Savings Plan merged into the Plan. As a result of this merger, $1,212,234 was transferred into the Plan on January 18, 2008.  Effective August 1, 2008 the Hub City, Inc. Security Plan merged into the Plan.  As a result of this merger, $7,957,950 was transferred into the Plan.  Effective December 31, 2008 the Morrill Motors Retirement Savings Plan merged into the Plan. As a result of this merger, $2,097,614 was transferred into the Plan on January 2, 2009.  Effective December 31, 2008 the Regal Beloit Corporation Value Added Plan merged into the Plan. As a result of this merger, $423,250 was transferred into the Plan on January 2, 2009.

Plan Administration – Marshall & Ilsley Trust Company (the “Trustee”) is trustee, custodian, and recordkeeper for the Plan.  Overall responsibility for administering the Plan rests with the Administrative Committee.

Contributions – Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitation under the IRC.  The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

For participating Regal Beloit Corporation Mechanical Group employees, Blytheville employees, excluding the Plant Manager, and Corporate employees, the Company makes a match equal to 50% of a participant’s deferral, up to 3% of a participant’s pretax annual eligible income.  The Plan also provides for an annual contribution of 2% of a participant’s pretax annual eligible income to be made for this group.  These contributions of $662,207 and $696,730 were made to the Plan for 2008 and 2007, respectively.

For participating Salaried employees at Bowling Green, Brownsville, Lebanon, Lima, Wausau and West Plains; and all employees at Fort Wayne, Indianapolis,  Springfield, and the Blytheville Plant Manager, the Company makes a 50% matching contribution of the participant’s deferral, up to 5% of pretax annual eligible income, if hired before January 1, 2006.  For participating hourly employees at Brownsville, the Company makes a 50% matching contribution of the participant’s deferral up to 3% of pretax annual eligible income.  For participating hourly employees at Lebanon and West Plains, the Company makes a 50% matching contribution of the participant’s deferral up to 3% of pretax annual eligible income if hired before January 1, 2006.  For non-union employees hired on or after January 1, 2006 at the Bowling Green, Fort Wayne, Indianapolis, Lebanon, Lima, Springfield, Wausau, and West Plains facilities, the Company makes a 100% matching contribution on the first 2% of the participant’s deferral and a 50% matching contribution on the next 3% of the participant’s deferral of pretax annual eligible income.  For Wausau employees represented by Local 1791 I.B.E.W., the Company matches 50% of a participant’s deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant’s deferral up to 6% of pretax annual eligible income.  For employees represented by Teamsters 662, the Company makes a 50% matching contribution of the participant’s deferral up to 5% of pretax annual eligible income.  For Bowling Green employees represented by Local 1076 I.B.E.W., the Company matches 45% of a participant’s deferral up to 4% of pretax annual eligible income through March 31, 2007, 50% of a participant’s deferral up to 4% of pretax annual eligible income effective April 1, 2007 through May 30, 2008, and 50% up to 5% effective June 1, 2008.  There is no Company match for union Lima facility participants.  The Lima facility discontinued operations in June, 2007 and there was no contribution made for 2007.  Participating employees of the Leeson Electric Corporation, a wholly-owned subsidiary of Regal Beloit Corporation, receive a Company match of 50% of the participant’s deferral up to 4% of pretax annual eligible income.  Effective September 1, 2008, participating employees of RBC Horizon, Inc. wholly-owned subsidiary of Regal Beloit Corporation, receive a Company matching contribution of 100% of the first 1% of the participant’s deferral and 50% of the next 5% of the participant’s deferral of pretax annual eligible income.  Production employees of Hub City receive a Company match of 50% of the participant’s deferral up to 4% of pretax annual eligible income.

Effective January 1, 2007, the Plan implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2007.  This auto enrollment was applicable to all employees newly eligible to participate in the Plan.  These participants are auto enrolled for a 3% payroll deferral.  These contributions are defaulted in the Vanguard Lifestyle fund based on the employee’s age absent an investment fund election.

Vesting – Participants at all times have a fully vested interest in individual contribution accounts.  Company matching and discretionary contributions are subject to a three year cliff vesting.  Corporate and Mechanical Group Profit Sharing balances have a six year step vesting.  Lima bargaining unit participants are immediately fully vested in Company contributions.  All participant accounts become fully vested at the time of death or disability.  Employees at the Neillsville facility became 100% vested in Company contributions due to the plant closing.

Forfeited Accounts – At December 31, 2008 and 2007 forfeited accounts totaled $192,752 and $110,598, respectively.  In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur. Forfeitures used during 2008 and 2007 were $142,802 and $63,458, respectively

Benefit Payments – Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2.  Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions.  Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000.  If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution.  If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants are able to change their investment options in 1% increments, 12 times per quarter.  A complete listing of investment options is available in the schedule assets (held at end of year).

Participant Loans – The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000.  The minimum loan amount is $1,000.  Interest at prevailing market rates (ranging from 4.0% to 9.5% as of December 31, 2008 and 4.0% to 9.5% as of December 31, 2007) is charged on the loan.  Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant’s primary residence, for which the term of the loan may be extended beyond the five year period.

2.	SIGNIFICANT ACCOUNT POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods.  Actual results could differ from these estimates.

Risks and Uncertainties – The Plan invests in various investment instruments, including mutual funds, a common collective trust and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balances.

The M&I Stable Principal Fund is a stable value fund.  The M&I Stable Principal Fund is primarily invested in traditional and synthetic guaranteed investment contracts.  Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity.  The issuer is contractually obligated to repay the principal and stated interest.  The repayment of a traditional contract is the sole responsibility of the issuing entity.  In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefit payments to participants are recorded when paid.  Amounts payable to participants who elected to withdraw from the Plan but had not been paid were $8,816 and $594,096 at December 31, 2008 and 2007, respectively.

Administrative Expenses – The Plan pays all administrative expenses.

Plan Termination – The Company may terminate the Plan at any time.  Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee.  Presently, the Company has no intention to terminate the Plan.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Recent Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board issues SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  It also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability.  SFAS 157 was adopted on January 1, 2008.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2008 and 2007.  All investments are participant directed.
	2008	2007
M&I Stable Principal Fund*	$42,460,496	$35,176,804

Regal Beloit Corporation Stock*	17,041,624	19,938,042

Dodge & Cox Balanced Fund	15,970,483	21,510,040

Vanguard Institutional Index Fund	8,918,671	14,856,824

Pimco Total Return Fund	8,444,059	-

American Growth Fund of America	7,856,615	13,686,459

Allianz NFJ Dividend Value Fund	-	8,685,564

*Represents a party-in-interest

During the year ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:
	2008	2007

Regal Beloit Corporation Stock*	$(2,382,930)	$(2,912,507)
Mutual Funds	(38,780,272)	4,023,438
	$(41,163,202)	$1,110,931
*Represents a party-in-interest.

At December 31, 2007, interest income and dividends of $292,321 were included in net (depreciation) appreciation of the Regal Beloit Corporation Unitized Stock Fund.

4.	PLAN INVESTMENT CLASSIFICATIONS

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs.  As required by SFAS No. 157, at December 31, 2008, the Plan’s portfolio investments were classified as follows based on fair values:

	Assets Held Inside the Plan Fair Value Measurements at Reporting Date Using
	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$70,742,983	$70,742,983	$-	$-
Common collective trust funds	42,460,496	-	42,460,496	-
Regal Beloit Corporation Stock	17,041,624	17,041,624	-	-
Participant loans	3,663,302	-	3,663,302	-
Total	$133,908,405	$87,784,607	$46,123,798	$-

5.	PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Marshall & Ilsley Trust Company (“M&I”).  For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), M&I maintains participant balances on a share method.  Participant investments in the Fund are accounted for on a unit value method.  The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund’s short term investments.  At December 31, 2008 and 2007, the Plan held 377,253 units and 369,832 units, respectively, of the Fund.  The Fund invests in shares of Regal Beloit Corporation common stock and held 456,042 shares and 415,095 shares at December 31, 2008 and 2007, respectively.  In addition to Regal Beloit Corporation common stock, the Fund also invests in the Marshall Money Market Fund.  At December 31, 2007 the fair value of the Marshall Money Market Fund included in the Regal Beloit Corporation Unitized Stock Fund was $1,406,655.

6.	INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee.  The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC.  The Plan received a favorable IRS determination letter from the IRS on November 26, 2004.  The Plan has been amended since receiving the determination letter.  However, the Company and Plan’s management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley Trust Company, (M&I).  M&I is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund.  In addition, the Plan invests in securities of the Company.  These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.  On December 28, 2007, Marshall & Ilsley Trust Company had deposited $239,783 into participants’ accounts for the pay period ending December 29, 2007.  The money for this contribution was received from the Company on January 4, 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2008	2007
Total Net Assets Per Cash Basis Form 5500	$137,949,108	$160,913,154
Contributions Receivable	-	960,570
Due from Party-In-Interest	-	239,783
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	2,234,763	1,087,942
Defaulted Loans	9,063	9,063
Due to Party-In-Interest	-	(239,783)
Accrued Administrative Fees	(3,100)	(3,100)

Net Assets Per Statement of Net Assets
Available for Benefits	$140,189,834	$162,967,629

	Year Ended
	2008
Contributions Per Modified Cash Basis Form 5500	$15,229,697

Change in Contributions Receivable	(960,570)

Contributions Per Statements of Changes in Net Assets
Available for Benefits	$14,269,127

	Year Ended
	2008
Net (Decrease) / Increase Per Modified Cash Basis Form 5500	$(34,655,094)

Change in Contributions Receivable	(960,570)

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	1,146,821

Net (Decrease) / Increase Per Statements of Changes in Net
Assets Available for Benefits	$(34,468,843)

* * * * * *

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Marshall Prime Money Market*	Money Market	$564,039

M&I Stable Principal Fund*	Common Collective Trust Fund	42,460,496

Regal Beloit Corporation Stock*	Common Stock	17,041,624

Dodge & Cox Balanced Fund	Mutual Fund	15,970,483

Vanguard Institutional Index FD	Mutual Fund	8,918,671

Pimco Total Return Fund	Mutual Fund	8,444,059

American Growth Fund of America	Mutual Fund	7,856,615

Allianz NFJ Dividend Value Fund	Mutual Fund	5,117,893

Baron Asset FD Growth/Income FD	Mutual Fund	4,661,681

Eagle Mid Cap Stock Fund Cl A	Mutual Fund	3,984,865

Dodge & Cox International Stock FD	Mutual Fund	3,964,170

Goldman Sachs Mid Cap Value Fund	Mutual Fund	3,831,990

Vanguard Target Retirement 2015 FD	Mutual Fund	2,081,109

Vanguard Target Retirement 2025 FD	Mutual Fund	1,736,164

Vanguard Target Retirement 2005 FD	Mutual Fund	1,269,791

Wells Fargo Advantage Small Cap FD	Mutual Fund	1,002,441

Artisan FDS Inc.	Mutual Fund	921,152

Vanguard Target Retirement 2035 FD	Mutual Fund	565,811

Vanguard Target Retirement 2045 FD	Mutual Fund	416,088

Loans to Participants (Interest rates ranging from 4.0% to 9.5%, maturing through 9/15/2018)*	Participant Loans	3,663,302

TOTAL ASSETS (HELD AT END OF YEAR)		$134,472,444

*Represents a party-in-interest.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 4, 2008 contribution was deposited on January 17, 2008.	$ 1,090

Regal Beloit Corporation	Employer/Plan Sponsor
Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.  After the merger of the Jakel, Inc. 401(k) Retirement Savings Plan, Regal Beloit Corporation made a contribution into the Plan for employee withholdings and company match that the former plan sponsor of the Jakel, Inc. 401(k) Retirement Savings Plan  withheld and failed to contribute to the Plan.  The withholdings and employer match from October, 2007 were deposited into the Regal Beloit Corporation Retirement Savings Plan on February 5, 2008.
$ 6,963

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The February 2, 2008 contribution was deposited on February 11, 2008.	$ 167,436

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The February 7, 2008 contribution was deposited on February 21, 2008.	$ 15,645

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The May 3, 2008 contribution was deposited on May 12, 2008.	$ 120,231

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The June 6, 2008 contribution was deposited on June 18, 2008.	$ 16,853

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 26, 2009	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN ADMINISTRATIVE COMMITTEE

		By:	/s/ David A. Barta
David A. Barta Vice President, Chief Financial Officer and Committee Member

EXHIBIT INDEX

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm